

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 12, 2017

<u>Via E-Mail</u>
Gerasimos Kalogiratos
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C
3 Iassonos Street
Piraeus
18537 Greece

> **Re: Capital Product Partners L.P.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed February 3, 2017**
> **File No. 1-33373**

Dear Mr. Kalogiratos:

We refer you to our comment letter dated September 28, 2017 regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
Assistant Director